SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 14, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, December 14, 2006
CANADIAN PACIFIC RAILWAY ANNOUNCES 2007 PLANNED CAPITAL INVESTMENT
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today it plans to spend $885 million to $895 million in 2007 on capital programs. This is an increase from its 2006 program of approximately $845 million.
“CPR’s planned capital investments are targeted at further improving the fluidity of our network, while maintaining the reliability and safety of our infrastructure,” said Fred Green, President and Chief Executive Officer. “These investments support our strategic initiatives, our focus on execution excellence and drive to improve CPR’s operating ratio. This capital plan, implemented with the ingenuity of our employees, will keep us on track to become the safest, most fluid railway in North America.”
2007 investment will focus on track infrastructure, locomotive power, information technology, land, and commercial and other service facilities. This includes approximately:
•	$40 million to maintain and increase capacity in automotive and intermodal terminals, to support continued market growth;

•	$150 million for locomotive acquisitions, overhauls and fuel saving modifications, ensuring CPR has the most efficient hauling capacity to meet customer demand and service requirements;

•	$60 million for information technology to improve the systems that manage railway operations and customer shipments; and

•	$625 million to maintain and upgrade rail, ballast, crossties and automated signal systems, buildings and equipment, to extend and build sidings, which are used as passing lanes in single-track areas, and for land acquisitions for future development in strategic locations across the network;
The remainder of the 2007 capital program will be primarily directed towards modifications and upgrades to the freight car fleet to more closely align with customer requirements.
Note on forward looking-information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca